Chart Industries, Inc. One Infinity Corporate Centre Drive, Suite 300 Garfield Heights, Ohio 44125 Phone: 440-753-1490 Fax: 440-753-1491 www.chartindustries.com

May 23, 2014

VIA EDGAR	Confidential treatment has been requested by Chart Industries, Inc. pursuant to 17 CFR 200.83
Securities and Exchange Commission

Division of Corporation Finance	This letter omits confidential

100 F Street, N.E.	information that has been included

Washington, D.C. 20549	in an unredacted version of this letter that was separately delivered

Attention:	Mr. John Cash to the Division of Corporation
Finance. Such omissions are
denoted herein by asterisks.

Re:    Chart Industries, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-11442

Dear Mr. Cash:
Chart Industries, Inc., a Delaware corporation (“we,” “our,” or the “Company”), is providing the following response to the comment the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated May 7, 2014. For ease of reference, we have repeated your comment in italics, followed by our response.

Form 10-K for the Year Ended December 31, 2013

1.
We note your response to comment two from our letter dated April 22, 2014. So that we may better understand the extent of your warranty issues with one of AirSep’s product lines as well as the historical and expected future impact of these issues on your financial statements, please supplementally address the following:

•	Provide us with a warranty rollforward that includes only the activity for the affected product line for all periods presented as well as the quarter ended March 31, 2014;

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Securities and Exchange Commission
May 23, 2014

Response: The acquired warranty reserve as reported in the 12/31/12 Form 10-K was $37,033 (in thousands). The following rollforward represents the activity in our specific reserve for the affected product line (which is a portion of the acquired balance). Dollars are in thousands:

Beginning balance	$21,594
Usage 2012 (1)	(3,446)
Balance at 12/31/12	18,148
Usage 2013 (1)	(8,458)
Balance at 12/31/13	9,690
Usage Q1 2014 (1)	(2,619)
Adjustment to reserve (2)	(2,207)
Balance at 3/31/14	$4,864

___________
(1)Usage represents claims related to pre-acquisition sales reserved for in the specific reserve.
(2)Largely due to recent changes that lowered the estimated costs to refurbish these products, see below.

•	Tell us when AirSep first became aware of warranty issues associated with the affected product line;
Response: It is our understanding that AirSep became aware of compressor and other component issues associated with the affected product line no later than June 2010, prior to the Company’s acquisition of AirSep in August 2012.

•	Explain how you quantified the entire population of units that you believed would require repair under the warranty reserve;
Response: Certain models included compressors and other components with potential failure issues. These models had product modifications implemented in April 2011, June 2011 and December 2011 to address these issues. Thus, we did the following to isolate these units from the general population of units considered in the AirSep warranty reserve to establish a specific reserve for these units:

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Securities and Exchange Commission
May 23, 2014

▪
We generated a listing which summarized the number of units produced each month for the models which contained the compressors and other components with potential failure issues (approximately [* * *] units).

▪	The listing also included a summary of the warranty claims by model by month which had occurred prior to August 30, 2012, the acquisition date (approximately [* * *] units).

▪
Based on the data we obtained which included make date and return date for the units which were already returned, engineering estimated/projected the number of expected warranty claims for each fiscal period within the remaining warranty periods for the remaining [* * *] units. Consideration was given to the number of months the units were in the field and a life-cycle time-line for units which had already failed. We estimated approximately [* * *] additional claims for the remaining warranty periods. The original estimated claims by year were: [* * *]. To date, actual claims have trended slightly below our expectations. Note that the warranty period is typically 5 years; thus, the usage of this specific reserve is expected to be complete in December 2016.

•
Describe the nature of the product failures experienced with this product line as well as the types of product improvements and revisions to the warranty claim process made since 2012 in order to mitigate the costs associated with this issue;

Response: Compressor and other component failures resulted in the product not operating effectively (for example, it could operate loudly or cease operating entirely). The following product and process improvements and revisions to the warranty claim process were made since our acquisition to mitigate the costs associated with this issue:

▪	[* * *]

▪
Prior to the Company’s acquisition, AirSep operated a ‘CARE’ program which provided a “no questions asked” replacement of units returned under warranty with a refurbished (or in certain instances a new) unit. We eliminated the CARE program and are now refurbishing the original units as they are returned.

▪	We are now strictly enforcing the no warranty transfer policy when units are transferred to a new owner.

▪	Strict enforcement of warranty denial due to customer damage/abuse.

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Securities and Exchange Commission
May 23, 2014

▪	Improved process for refurbishment/handling of warranty units:

◦	Improved refurbishment diagnostics to minimize parts replacement.

◦	Refurbishing major components when able and utilizing those refurbished components rather than replacing with new components.

•
Explain why your usage of the acquired warranty reserve for this product has exceeded warranty expense since the acquisition (for example, quantify the extent to which the number of expected future claims or the estimated cost to repair the units exceeded the amounts originally estimated); and {Response combined with the next bullet point.}

•
Quantify how your warranty claims experience associated with this product line has been affected by the product improvements and revisions you made to the warranty claim process subsequent the AirSep acquisition.

Response: We established the specific reserve to accrue for all the warranty costs we estimated for the affected units, which were those with potentially faulty compressors or other components that had been sold by AirSep through the date of the product modifications intended to address the potential failure issues (prior to our acquisition in August 2012). The estimated returns have been trending slightly below our expectations. We estimated there would be approximately [* * *] claims for this issue through 2016. The number of claims we originally expected as of 3/31/14 was approximately [* * *], and as of 3/31/14 we received approximately [* * *]. In the first quarter of 2014, we adjusted our expected claims down slightly based on customer consolidation in the market as warranty only applies to the original owner and does not transfer. Thus, as of 3/31/14, we expect approximately [* * *] additional returns through the 2016 warranty periods.
Warranty claims historically were satisfied with refurbished or in certain instances new units. The estimated cost to refurbish the units came in near our original expectation through 2013. We recently implemented a plan to lower the refurbishment costs by approximately [* * *] per unit. The cost to refurbish each unit was approximately [* * *] per unit through 2013 and we are now projecting it to be approximately [* * *] per unit. The biggest change in our refurbishment cost estimate was due to an initiative to rebuild and refurbish the defective parts of the compressor as opposed to supplying a brand new compressor. We also improved refurbishment diagnostics to minimize replacement of parts. Additionally, we ceased AirSep’s policy of shipping new

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Securities and Exchange Commission
May 23, 2014

units to certain customers which lowers the cost of these claims by over [* * *] (we are now shipping refurbished units to these customers).
As a result of these factors, the specific reserve was reduced in Q1 2014 primarily related to a lower per unit refurbishment cost.
I hope that the foregoing has been responsive to your comment. Accordingly, it would be greatly appreciated if you could advise the undersigned at (440) 544-1244 at your earliest convenience if the foregoing response is acceptable or if any additional comments will be forthcoming.

Very truly yours,

By:	/s/ Michael F. Biehl
Michael F. Biehl Executive Vice President and Chief Financial Officer

cc:	Matthew J. Klaben
Kenneth J. Webster
David Maraldo, Ernst & Young LLP
Arthur C. Hall III, Calfee, Halter & Griswold LLP

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